                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K






             (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

           For the transition period from              to
                                         --------------  --------------

                         Commission file number 33-47073


               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                               The Scotts Company
                            Retirement Savings Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

                               The Scotts Company
                              14111 Scottslawn Road
                             Marysville, Ohio 43041

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 1998 AND 1997
------------------------------------------------------------------------------
                                                                         PAGE
                                                                        ------
Report of Independent Accountants                                          1

Financial Statements:

   Statements of Net Assets Available for Benefits                         2

   Statements of Changes in Net Assets Available for Benefits              3

   Notes to Financial Statements                                           4

Supplemental Schedules:

   Line 27a--Schedule of Assets Held for Investment Purposes              13

   Line 27d--Schedule of Reportable Transactions                          14

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Administrative Committee of
The Scotts Company
Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Scotts Company Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
June 11, 1999

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------------------------
                                                                1998             1997
Net assets available for benefits:
   Cash and cash equivalents (see Note 1)                   $         --     $65,744,292
   Investments
     Mutual funds, at fair value                             105,040,892       4,273,812
     Common trust fund, at fair value                          7,759,666              --
     Equity securities, at fair value                          5,107,318       2,424,046
     Loans to participants, at cost                            2,087,079         634,915
     Pooled separate accounts, at fair value                          --       1,562,696
     Guaranteed investment contracts, at contract value               --       1,244,422
     Fixed income securities, at fair value                           --           9,239
   Employer contribution receivable                              959,930       1,104,640
   Employee contribution receivable                              739,547              --
   Accrued interest                                                   --         160,761
                                                            ------------     -----------

        Total net assets available for benefits             $121,694,432     $77,158,823
                                                            ============     ===========

    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------
                                                             1998             1997
Increases:
   Interest and dividends                                $  6,919,619     $ 2,047,082
   Net appreciation in fair value of investments           14,113,156      13,642,244
   Employer contributions                                   7,021,939       1,104,640
   Participant contributions                                6,747,303       3,225,777
   Plan mergers (see Note 8)                               16,965,706              --
                                                         ------------     -----------

     Total increases                                       51,767,723      20,019,743
                                                         ------------     -----------

Decreases:
   Distributions                                            7,206,957       7,912,454
   Administrative expenses                                     25,157         319,771
                                                         ------------     -----------

     Total decreases                                        7,232,114       8,232,225
                                                         ------------     -----------

Net increase in net assets available for benefits          44,535,609      11,787,518

Net assets available for benefits, beginning of year       77,158,823      65,371,305
                                                         ------------     -----------

Net assets available for benefits, end of year           $121,694,432     $77,158,823
                                                         ============     ===========

    The accompanying notes are an integral part of the financial statements.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of The Scotts Company (the Company) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of Plan provisions, such as eligibility, vesting, allocation and funding.

     General. The Plan is a contributory defined contribution benefit plan. Effective January 1, 1998, the Company amended the Plan in its entirety. Certain restated provisions are described in these notes to the financial statements. Effective January 1, 1998, Fidelity Institutional Retirement Services Company (Trustee) was appointed trustee of Plan assets. The trustee offered participants new investment options. Unless otherwise directed by participants, investments in the One Group Growth and Income Fund transferred to the Fidelity Puritan Fund, the Fidelity Blue Chip Fund and the Spartan U.S. Equity Index Fund at a ratio of 33%, respectively. Investments in the One Group Bond Fund transferred to the Fidelity Puritan Fund. Investments in the One Group Cash Management Fund and MassMutual Guaranteed Investment Contracts transferred to the Fidelity Managed Income Portfolio. Investments in the MassMutual Core Equity Fund transferred to the Spartan U.S. Equity Index Fund. Prior to the transfer of assets to the new investment accounts, a significant portion of existing Plan investments were liquidated and the proceeds were placed in the One Group Prime Money Market Fund. Net assets available for benefits at January 1, 1998 reflect the allocation of participant funds to the new investment options.

     Effective January 1, 1998, the Hyponex Corporation Profit Sharing Plan and the Scotts-Sierra Horticultural Products Company Salaried Employees Savings and Investment Plan were merged into the Scotts Company Profit Sharing and Savings Plan. The Scotts Company Profit Sharing and Savings Plan was then renamed The Scotts Company Retirement Savings Plan. Effective July 1, 1998, the Earthgro, Inc. 401(k) Plan merged with the Plan.

     Eligibility. Regular domestic employees of the Company are eligible to participate in the Plan on the first day of the month immediately following or coincident with their date of employment.

     Employee contributions. The Plan provides for participant tax-deferred savings contributions up to 15% of eligible wages, not to exceed the annual Internal Revenue Service (IRS) maximum deferral amount.

     Employer contributions. The Plan provides a base retirement contribution for all eligible employees. Generally, eligible employees receive an allocation equal to 2% of monthly compensation. This percentage increases to 4% when employees year-to-date compensation exceeds 50% of the social security taxable wage base. The Company also matches participant contributions dollar for dollar for the first 3% of pay, and matches $0.50 on the dollar for the next 2% of participant contributions. Additionally, as a result of Plan mergers (see Note 8), the Company remits transition contributions to certain participants.

     Vesting. Participants are immediately vested in their contributions plus actual earnings thereon. Matching and transition contributions made by the Company vest immediately. However, base contributions made by the Company vest after three years of service, or immediately upon death or disability.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


     Forfeitures. The non-vested portions of participant account balances are forfeitable and used to reduce employer contributions to the Plan. Plan forfeitures totaled $38,620 for the year ended December 31, 1998.

     Investments. Participants can change their investment options on a daily basis. For the year ended December 31, 1998, the following investment options were available to participants:

     o FIDELITY PURITAN FUND - assets are invested in high-yielding U.S. and foreign securities, common and preferred stocks, and bonds of any maturity.
     o FIDELITY CONTRAFUND - assets are primarily invested in U.S. and foreign common stocks that are believed to be undervalued.
     o FIDELITY BLUE CHIP FUND - assets are primarily invested in common stock of established and/or rapidly growing companies. Approximately 65% of this fund's total assets invest in common stock of blue chip companies.
     o FIDELITY WORLDWIDE FUND - assets are invested in stocks and other securities of companies located around the world.
     o FIDELITY FREEDOM INCOME FUND - assets are primarily invested in bond and money market funds. A smaller percentage of assets are invested in equity mutual funds.
     o FIDELITY FREEDOM 2000 FUND - assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2000 approaches.
     o FIDELITY FREEDOM 2010 FUND - assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2010 approaches.
     o FIDELITY FREEDOM 2020 FUND - assets are invested in a combination of equity, fixed income and money market mutual funds of Fidelity Investments. The asset mix becomes more conservative as year 2020 approaches.
     o FIDELITY FREEDOM 2030 FUND - assets are invested in a combination of equity, fixed income and money market mutual funds. The asset mix becomes more conservative as year 2030 approaches.
     o FIDELITY MANAGED INCOME PORTFOLIO - assets are invested in investment contracts of major insurance companies and other approved financial institutions, and in other fixed income securities. A small percentage of assets are invested in money market funds to provide daily liquidity.
     o SPARTAN U.S. EQUITY INDEX FUND - assets are invested in stocks and in approximately the same proportions as the Standard & Poor's 500 Stock Index.
     o BARON ASSET FUND - assets are invested in stocks with prices perceived as low relative to the related companies' profits, assets, and other value measures.
     o THE SCOTTS COMPANY STOCK - assets consist entirely of The Scotts Company common stock and cash equivalents.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


     For the year ended December 31, 1997, the following investment options were available to participants:

     o THE ONE GROUP GROWTH AND INCOME FUND - assets are invested in Company and other common stock, bonds, notes, preferred stock, real estate, mortgages secured by real estate, interests in commingled trusts and cash equivalents.
     o THE ONE GROUP BOND FUND - assets are invested in certificates of deposit and interest-bearing savings accounts with recognized financial institutions, U.S treasury securities, corporate obligations, prime rate commercial paper and cash equivalents.
     o THE ONE GROUP CASH MANAGEMENT FUND - assets are invested in short-term money market investments.
     o THE SCOTTS COMPANY STOCK - assets consisted entirely of The Scotts Company common stock and cash equivalents.

     Additionally, the Plan also had the following two funds which were invested in by employees of Scotts Miracle-Gro Products, Inc., a wholly owned subsidiary of the Company:

     o MASSMUTUAL GUARANTEED INVESTMENT CONTRACTS - assets consisted entirely of an insurance contract, which provided a rate of return of 6%.
     o MASSMUTUAL CORE EQUITY FUND - assets are primarily invested in common stock.

     Benefit payments. Participants are eligible to receive benefit payments upon termination, retirement, death or disability. Also, under certain circumstances the Plan provides for hardship and in-service withdrawals for active employees.

     Participant loans. Loans are available to participants from their individual accounts subject to the terms of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of accounting. The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

     Investments. Excluding participant loans and guaranteed investment contracts, investments are stated at quoted market prices. Participants' loans are valued at cost, which approximates fair value. Guaranteed investment contracts of MassMutual are stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Contracts provide for a specific rate of return on principal. This rate of return is adjusted annually based on the actual return of the asset pool.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Gains and losses on sales of investments are based on the average cost method.

     Administrative expenses. The Company pays for all administrative fees except those that are participant specific, such as loan establishment and maintenance fees.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


     Payments of benefits. Benefits are recorded when paid.

     Use of estimates. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

     Risks and uncertainties. The Plan provides for various investment options, which are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

3.   INVESTMENTS IN THE SCOTTS COMPANY

     At December 31, 1998 and 1997, the Plan had investments in the Company's common stock, as follows:

                                              1998                              1997
                                     -----------------------           -----------------------
                                                 FAIR MARKET                       FAIR MARKET
                                     SHARES         VALUE              SHARES         VALUE
                                     -------     -----------           ------      -----------
     The Scotts Company Stock        130,130      5,002,197            80,130       2,423,933
                                     -------      ---------            ------       ---------

     The Company's common stock is valued at quoted market prices, which were $38.44 and $30.25 per share at December 31, 1998 and 1997, respectively.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

4. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

     Changes in net assets available for benefits for the year ended December 31, 1998, summarized by investment fund, is as follows:

                                                                       FIDELITY                   FIDELITY     FIDELITY    FIDELITY
                                            FIDELITY     FIDELITY        BLUE       FIDELITY      FREEDOM      FREEDOM     FREEDOM
                                            PURITAN     CONTRAFUND       CHIP       WORLDWIDE      INCOME        2000        2010
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------
Increases:
   Interest and dividends                 $ 4,182,811   $  321,667   $ 1,113,073   $   59,082    $   47,227   $  118,379   $ 38,132
   Net appreciation (depreciation) in
    fair value of investments               1,968,456      253,044     5,752,529     (141,614)       30,782      111,997     (3,811)
   Plan mergers                            14,241,813           --     1,951,894       64,399        19,169           --         --
   Employer contributions                     690,427      782,056     1,421,626      256,559        50,042      269,934    345,428
   Participant contributions                  611,035      803,340     1,444,092      303,777        53,827      196,788    283,019
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------
      Total increases                      21,694,542    2,160,107    11,683,214      542,203       201,047      697,098    662,768
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------

Decreases:
   Distributions                            3,170,034       34,688     1,262,484       11,517       161,621       45,882     11,272
   Administrative expenses                      9,892          933         3,837          417           158          267        450
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------
      Total decreases                       3,179,926       35,621     1,266,321       11,934       161,779       46,149     11,722
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------

Participant exchanges among funds          (9,495,417)   2,355,695    (1,782,133)   1,419,127     1,129,680    2,405,635    126,849

Net increase in net assets
   available for benefits                   9,019,199    4,480,181     8,634,760    1,949,396     1,168,948    3,056,584    777,895
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------

Net assets available for benefits,
   beginning of year                       29,047,265      146,683    18,467,010       49,168         9,378       47,575     69,365
                                          -----------   ----------   -----------   ----------    ----------   ----------   --------

Net assets available for benefits,
   end of year                            $38,066,464   $4,626,864   $27,101,770   $1,998,564    $1,178,326   $3,104,159   $847,260
                                          ===========   ==========   ===========   ==========    ==========   ==========   ========

CONTINUED

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                      FIDELITY
                              FIDELITY    FIDELITY     MANAGED      SPARTAN                   SCOTTS
                              FREEDOM     FREEDOM      INCOME      US EQUITY      BARON       COMPANY     LOANS TO
                                2020        2030      PORTFOLIO      INDEX        ASSET        STOCK     PARTICIPANTS      TOTAL
                             ----------   --------   ----------   -----------   ----------   ----------  ------------  ------------
Increases:
   Interest and dividends    $   35,545   $ 11,395   $  381,447   $   519,408   $    4,103   $       49   $   87,301   $  6,919,619
   Net appreciation
    (depreciation) in
    fair value of investments    72,815     17,646           --     4,672,961      232,108    1,146,243           --     14,113,156
   Plan mergers                      --         --      512,330       154,783           --           --       21,318     16,965,706
   Employer contributions       352,199    147,649      659,321       782,770      947,349      316,579           --      7,021,939
   Participant contributions    419,890    137,976      439,629       854,449      945,986      253,495           --      6,747,303
                             ----------   --------   ----------   -----------   ----------   ----------   ----------   ------------
      Total increases           880,449    314,666    1,992,727     6,984,371    2,129,546    1,716,366      108,619     51,767,723
                             ----------   --------   ----------   -----------   ----------   ----------   ----------   ------------

Decreases:
   Distributions                 15,951     23,793    1,268,991     1,029,622       27,109      117,231       26,762      7,206,957
   Administrative expenses          670        518        3,106         2,848          995        1,066           --         25,157
                             ----------   --------   ----------   -----------   ----------   ----------   ----------   ------------
      Total decreases            16,621     24,311    1,272,097     1,032,470       28,104      118,297       26,762      7,232,114
                             ----------   --------   ----------   -----------   ----------   ----------   ----------   ------------

Participant exchanges among
   funds                        349,546     86,679    1,318,734    (3,334,050)   3,014,075    1,035,273    1,370,307             --

Net increase in net assets
   available for benefits     1,213,374    377,034    2,039,364     2,617,851    5,115,517    2,633,342    1,452,164     44,535,609
                             ----------   --------   ----------   -----------   ----------   ----------   ----------   ------------

Net assets available for
   benefits, beginning of
   year                          77,851     32,830    5,854,480    19,985,975      177,743    2,558,585      634,915     77,158,823
                             ----------   --------   ----------   -----------   ----------   ----------   ----------   ------------

Net assets available for
   benefits, end of year     $1,291,225   $409,864   $7,893,844   $22,603,826   $5,293,260   $5,191,927   $2,087,079   $121,694,432
                             ==========   ========   ==========   ===========   ==========   ==========   ==========   ============

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


     Changes in net assets available for benefits for the year ended December 31, 1997, summarized by investment fund, is as follows:

                        THE ONE                  THE ONE                            MASSMUTUAL
                     GROUP GROWTH     THE       GROUP CASH    SCOTTS    MASSMUTUAL  GUARANTEED
                      AND INCOME    ONE GROUP   MANAGEMENT    STOCK    CORE EQUITY  INVESTMENT  LOANS TO
                         FUND       BOND FUND      FUND        FUND        FUND     CONTRACTS  PARTICIPANTS    OTHER        TOTAL
                     ------------  -----------  ----------  ----------  ----------  ---------- ------------  ----------  -----------
Increases:
   Interest and
    dividends         $ 1,258,630  $   637,675  $    5,915  $    3,163  $    3,925  $   83,721  $ 54,053     $       --  $ 2,047,082
   Net appreciation
    in fair value
    of investments     11,954,583       13,485     250,980   1,099,960     323,236          --        --             --   13,642,244
   Employer
    contributions              --           --          --          --                                        1,104,640    1,104,640
   Employee
    contributions       2,183,725      361,285     228,584     204,949     124,624     122,610        --             --    3,225,777
                      -----------  -----------  ----------  ----------  ----------  ----------  --------     ----------  -----------
      Total increases  15,396,938    1,012,445     485,479   1,308,072     451,785     206,331    54,053      1,104,640   20,019,743
                      -----------  -----------  ----------  ----------  ----------  ----------  --------     ----------  -----------

Decreases:
   Distributions        5,379,651    1,094,423     950,877     203,414      23,158     198,564    62,367             --    7,912,454
   Administrative
    expenses              217,989       52,402      15,049       5,808       7,915       7,711    12,897             --      319,771
                      -----------  -----------  ----------  ----------  ----------  ----------  --------     ----------  -----------
      Total decreases   5,597,640    1,146,825     965,926     209,222      31,073     206,275    75,264             --    8,232,225
                      -----------  -----------  ----------  ----------  ----------  ----------  --------     ----------  -----------

Participant exchanges
   among funds         (3,287,491)   2,329,290   1,044,288    (141,849)    131,370    (125,984)   50,376             --           --

Net increase
   (decrease) in net
   assets available
   for benefits         6,511,807    2,194,910     563,841     957,001     552,082    (125,928)   29,165      1,104,640   11,787,518

Net assets available
   for benefits,
   beginning of year   48,806,970    8,249,217   3,776,362   1,552,042   1,010,614   1,370,350   605,750             --   65,371,305
                      -----------  -----------  ----------  ----------  ----------  ----------  --------     ----------  -----------

Net assets available
    for benefits, end
    of year           $55,318,777  $10,444,127  $4,340,203  $2,509,043  $1,562,696  $1,244,422  $634,915     $1,104,640  $77,158,823
                      ===========  ===========  ==========  ==========  ==========  ==========  ========     ==========  ===========

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


5.   INVESTMENTS THAT REPRESENT 5% OR MORE OF NET ASSETS AVAILABLE FOR BENEFITS

     The following investments represent 5% or more of net assets available for benefits as of December 31, 1998 and 1997:

                                                      1998           1997
                                                   FAIR VALUE     FAIR VALUE
                                                  -----------     ----------
     Fidelity Puritan Fund                        $37,906,149
     Fidelity Blue Chip Fund                       26,741,728
     Fidelity Managed Income Portfolio              7,759,666
     Spartan U.S. Equity Index Fund                22,411,970
     One Group Prime Money Market Fund                     --     65,388,221
     Northern Trust Company Short-term
        Extendable Portfolio Fund                                  4,273,812

6.   TAX STATUS

     The Plan obtained a determination letter on January 28, 1997, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, and is therefore not subject to income taxes.

7.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan or its contributions subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event the Plan is terminated, participants will become fully vested in their accounts.

8.   PLAN MERGERS

     Effective January 1, 1998, the Hyponex Corporation Profit Sharing Plan and the Scotts-Sierra Horticultural Products Company Salaried Employees Savings and Investment Plan merged into the Plan. Net assets available for benefits of approximately $16,511,000 were transferred to the Plan. Effective July 1, 1998, the Earthgro, Inc. 401(k) Plan merged into the Plan. Net assets available for benefits of approximately $454,000 were transferred to the Plan. Immediately after the mergers, each participant in the Plan as merged had an account balance equal to the sum of the account balances the participant had in the above mentioned plans immediately prior to the mergers. The mergers had no effect on participants' rights under the Plan.

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


9.   BENEFITS PAYABLE

     There were no differences in net assets available for benefits per the financial statements and the Form 5500 at December 31, 1998. Benefits of $583,015 were payable to Plan participants at December 31, 1997.

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                                1998
                                                            ------------
     Benefits paid to participants per
        the financial statements                            $ 7,206,957
     Amounts allocated to withdrawing
        participants                                           (583,015)
                                                            ===========

     Benefits paid to participants per
        the Form 5500                                       $ 6,623,942
                                                            ===========

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                                1997
                                                            ------------
     Net assets available for benefits per
        the financial statements                            $77,158,823
     Amounts allocated to withdrawing
        participants                                           (583,015)
                                                            ===========

     Net assets available for benefits
        per Form 5500                                       $76,575,808
                                                            ===========

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
LINE 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                        SHARES/PAR                     CURRENT
            DESCRIPTION                   VALUE          COST           VALUE
------------------------------------    ----------   ------------   ------------
Fidelity Puritan Fund                    1,888,311     36,599,702     37,906,149
Fidelity Contrafund                         77,937      4,135,754      4,419,594
Fidelity Blue Chip Fund                    530,904     21,578,836     26,741,728
Fidelity Worldwide Fund                    117,266      2,056,585      1,938,066
Fidelity Freedom Income Fund               104,339      1,136,035      1,164,807
Fidelity Freedom 2000 Fund                 247,266      2,933,803      3,046,198
Fidelity Freedom 2010 Fund                  58,310        734,190        766,875
Fidelity Freedom 2020 Fund                  86,049      1,123,184      1,195,758
Fidelity Freedom 2030 Fund                  27,000        350,488        374,802
Fidelity Managed Income Portfolio        7,810,258      7,759,666      7,759,666
Spartan US Equity Index Fund               509,915     18,247,943     22,411,970
Baron Asset Fund                           100,578      4,777,627      5,074,945
The Scotts Company Stock                   130,130      4,104,682      5,002,197
Interest bearing cash deposits                            105,121        105,121
Loans to participants (7.00% to
   10.00%), due at various maturity
   dates through 2003                                          --      2,087,079
                                                     ------------   ------------

                                                     $105,643,616   $119,994,955
                                                     ============   ============

THE SCOTTS COMPANY RETIREMENT SAVINGS PLAN
LINE 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


                                                                                                 CURRENT VALUE
                                                                                                 OF ASSETS AT
                                     NUMBER OF      PURCHASE        SELLING         COST OF       TRANSACTION         NET
    DESCRIPTION OF ASSETS           TRANSACTIONS     PRICE           PRICE           ASSET            DATE        GAIN (LOSS)
---------------------------------   ------------  -----------     -----------     -----------    -------------    -----------
 Series of Transactions:

     PURCHASES

Baron Asset Fund                        185       $ 5,846,603     $        --     $        --     $ 5,846,603     $     --
Fidelity Puritan Fund                   203        49,990,919              --              --      49,990,919           --
Fidelity Contrafund                     178         4,925,777              --              --       4,925,777           --
Fidelity Blue Chip Fund                 202        27,954,565              --              --      27,954,565           --
Fidelity Freedom 2000                    92         4,005,996              --              --       4,005,996           --
Fidelity Managed Income Portfolio       178        15,287,528              --              --      15,287,528           --
Spartan US Equity Index Fund            188        24,279,725              --              --      24,279,725           --
The Scotts Company Stock                173         3,502,352              --              --       3,502,352           --

    SALES

Baron Asset Fund                        147                --         995,483       1,074,739         995,483      (79,256)
Fidelity Puritan Fund                   187                --      14,060,980      13,459,084      14,060,980      601,896
Fidelity Contrafund                     127                --         752,801         788,005         752,801      (35,204)
Fidelity Blue Chip Fund                 167                --       6,954,863       6,349,480       6,954,863      605,383
Fidelity Freedom 2000                    57                --       1,069,208       1,064,461       1,069,208        4,747
Fidelity Managed Income Portfolio       168                --       7,477,269       7,477,269       7,477,269           --
Spartan US Equity Index Fund            157                --       6,536,839       6,024,813       6,536,839      512,026
The Scotts Company Stock                126                --       2,045,847       1,609,355       2,045,847      436,492

 Single transactions:

    SALES

One Group Prime Money Market Fund                                  65,388,221      65,388,221      65,388,221           --
Northern Trust Company Short -
   Term Extendable Portfolio Fund                                   4,273,812       4,038,586       4,273,812      235,226

                               THE SCOTTS COMPANY
                            RETIREMENT SAVINGS PLAN
                           ANNUAL REPORT ON FORM 11-K


                     For fiscal year ended December 31, 1998




                              INDEX TO THE EXHIBITS



        Exhibit                                                                              Page
        Number                             Description                                      Number
        ------                             -----------                                      ------
          23                Consent of Independent Public Accountants                         16